Filed Pursuant to Rule 253(g)(2)
File No. 024-11274

RED OAK CAPITAL INTERMEDIATE INCOME FUND, LLC

SUPPLEMENT NO. 1 DATED MARCH 4, 2021
TO THE OFFERING CIRCULAR DATED DECEMBER 28, 2020

This document supplements, and should be read in conjunction with, the offering circular of Red Oak Capital Intermediate Income Fund, LLC (“we,” “our” or “us”), dated December 28, 2020 and filed by us with the Securities and Exchange Commission, or the Commission, on December 29, 2020, or the Offering Circular. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular. If any statement in this supplement contradicts or conflicts with the Offering Circular, then this supplement shall control.

The purpose of this supplement is to disclose (i) the independence requirement of the members of our Participation Fund IC and (ii) the addition of Great Lakes Fund Solutions Inc. as an additional nominee holder of Bonds for purchasers not purchasing through a DTC participant.

Independent Participation Fund IC

Our Manager has decided that at least a majority of the members of our Participation Fund IC shall be independent. “Independent” shall mean a person who is not and has not been in the prior 12 calendar months: (1) an officer, manager, managing member, general partner of our Manager or any of its affiliates; (2) any attorney or accountant hired on behalf of our Manager or any of its affiliates; or (3) a beneficial owner of twenty percent (20%) or more of the voting securities of our Manager or any of its affiliates. Our Manager is currently vetting candidates for our Participation Fund IC that meet this criteria and intends to satisfy this requirement by September 30, 2021.

Additional Nominee Holder

All disclosure under “Plan of Distribution” of the Offering Circular with the same headings as set forth below shall be replaced in its entirety as follows:

Book-Entry, Delivery and Form

All Bonds are being issued to investors in book-entry only format and will be represented by global bond certificates, or certificates, deposited with a nominee holder. The nominee holders are: (i) the Depository Trust Company, or DTC, or its nominee Cede & Co. for purchasers purchasing through DTC participants; and (ii) Great Lakes Fund Solutions Inc., or Great Lakes Fund Solutions, for purchasers not purchasing through a DTC participant.

We have gained eligibility for the Bonds to be issued and held through the book-entry systems and procedures of DTC and intend for all Bonds purchased through DTC participants to be held via DTC’s book-entry systems and to be represented by certificates registered in the name of Cede & Co. (DTC’s nominee). For investors not purchasing through a DTC participant, the certificates representing their Bonds will be registered in the name of, and held by, Great Lakes Fund Solutions. We may, in our sole discretion, alter the nominee for Bonds sold without a DTC participant.

So long as nominees as described above are the registered owners of the certificates representing the Bonds, such nominees will be considered the sole owners and holders of the Bonds for all purposes of the Bonds and the Indenture. Owners of beneficial interests in the Bonds will not be entitled to have the certificates registered in their names, will not receive or be entitled to receive physical delivery of the Bonds in definitive form and will not be considered the owners or holders under the Indenture, including for purposes of receiving any reports delivered by us or the trustee pursuant to the Indenture. Accordingly, each person owning a beneficial interest in a Bond registered to DTC or its nominee must rely on either the procedures of DTC or its nominee on the one hand, and, if such entity is not a participant, on the procedures of the participant through which such person owns its interest, in order to exercise any rights of a Bondholder. Purchasers owning a beneficial interest in a Bond registered to Great Lakes Fund Solutions, or another nominee holder as selected by our company, will rely on the procedures of Great Lakes Fund Solutions or such nominee holder in order exercise its rights a Bondholder.

As a result:

●
you will not be entitled to receive a certificate representing your interest in the Bonds;

●
all references in this Offering Circular to actions by Bondholders will refer to actions taken by DTC upon instructions from its direct participants, or by Great Lakes Fund Solutions by Bondholders holding beneficial interests in the Bonds registered in its name; and

●
all references in this Offering Circular to payments and notices to Bondholders will refer either to (i) payments and notices to DTC or Cede & Co. for distribution to you in accordance with DTC procedures, or (ii) payments and notices to Great Lakes Fund Solutions or such other nominee holder for distribution to you in accordance with their applicable procedures.

Great Lakes Fund Solutions Inc.

All Bonds not purchased through a DTC participant will be registered in the name of Great Lakes Fund Solutions Inc. Direct purchasers of Bonds registered through Great Lakes Fund Solutions will receive a credit for Bonds on Great Lakes Fund Solutions records. Beneficial owners registered through Great Lakes Fund Solutions will receive written confirmation from UMB Bank, our Bond registrar, upon closing of their purchases. Transfers of Bonds registered to Great Lakes Fund Solutions will be accomplished by entries made on the books of UMB Bank at the behest of Great Lakes Fund Solutions acting on behalf of its beneficial holders.

Book-Entry Format

Under the book-entry format, UMB Bank, as our paying agent, will pay interest or principal payments to Cede & Co., as nominee of DTC, and to Great Lakes Fund Solutions. DTC will forward all payments it receives to the direct participants, who will then forward the payment to the indirect participants or to you as the beneficial owner. Great Lakes Fund Solutions will forward payments directly to beneficial owners of Bonds registered to Great Lakes Fund Solutions. You may experience some delay in receiving your payments under this system. Neither we, the trustee, nor any paying agent or sub-paying agent has any direct responsibility or liability for the payment of principal or interest on the Bonds to owners of beneficial interests in the certificates.

DTC is required to make book-entry transfers on behalf of its direct participants and is required to receive and transmit payments of principal, premium, if any, and interest on the Bonds. Any direct participant or indirect participant with which you have an account is similarly required to make book-entry transfers and to receive and transmit payments with respect to the notes on your behalf. We and the trustee under the Indenture have no responsibility for any aspect of the actions of DTC or any of its direct or indirect participants or of Great Lakes Fund Solutions. In addition, we and the trustee under the Indenture have no responsibility or liability for any aspect of the records kept by DTC or any of its direct or indirect participants or Great Lakes Fund Solutions relating to or payments made on account of beneficial ownership interests in the Bonds or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. We also do not supervise these systems in any way.

The trustee will not recognize you as a Bondholder under the Indenture, and you can only exercise the rights of a Bondholder indirectly through DTC and its direct participants or through Great Lakes Fund Solutions, as applicable. DTC has advised us that it will only take action regarding a Bond if one or more of the direct participants to whom the Bond is credited directs DTC to take such action and only in respect of the portion of the aggregate principal amount of the Bonds as to which that participant or participants has or have given that direction. DTC can only act on behalf of its direct participants. Your ability to pledge Bonds, and to take other actions, may be limited because you will not possess a physical certificate that represents your Bonds.

If the global bond certificate representing your Bonds is held by DTC, conveyance of notices and other communications by the trustee to the beneficial owners, and vice versa, will occur via DTC. The trustee will communicate directly with DTC. DTC will then communicate to direct participants. The direct participants will communicate with the indirect participants, if any. Then, direct participants and indirect participants will communicate to beneficial owners. Such communications will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

If the global bond certificate representing your Bonds is held by Great Lakes Fund Solutions, conveyance of notices and other communications by the trustee to the beneficial owners, and vice versa, will occur via Great Lakes Fund Solutions. The trustee will communicate directly with Great Lakes Fund Solutions, which will communicate directly with the beneficial owners.

Registrar and Paying Agent

We have designated UMB Bank as paying agent for the Bonds and Great Lakes Fund Solutions as sub-paying agent in respect of Bonds registered to it. UMB Bank will also act as registrar for the Bonds. The Bonds will be issued in book-entry form only, evidenced by global certificates, as such, payments will be made to DTC, its nominee or to Great Lakes Fund Solutions.